October 9, 2007

Mail Stop 4561

Mr. Chad C. Braun
Chief Financial Officer
AmREIT
8 Greenway Plaza, Suite 1000
Houston, TX 77046

Re: AmREIT
        Form 10-K for the year ended December 31, 2006
        Filed April 2, 2007
        File No. 1-31397

Dear Mr. Braun:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Linda van Doorn
                                Senior Assistant Chief Accountant